

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2014

Via E-mail
Dr. Kase Lukman Lawal
Chief Executive Officer
CAMAC Energy Inc.
1330 Post Oak Blvd., Suite 2250
Houston, Texas 77056

> **Re: CAMAC Energy Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 20, 2013**
> **File No. 1-34525**

Dear Dr. Lawal:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Special Factors, page 20

Background of the Transactions, page 20

1.   We note that management disclosed certain projected financial information concerning the OMLs to Canaccord Genuity. Please revise your proxy statement to disclose such financial information.

2.   We note your reference to the technical report prepared by Gaffney Cline in your proxy statement. Information about any reports, opinions or appraisals that are materially related to the proposed transaction and referred to in the proxy statement is required to be disclosed. See Item 14(b)(6) of Schedule 14A. Please revise your disclosure to provide a summary of the report, including estimated reserves and production for the assets.

Opinion of Canaccord Genuity, page 44

3.   We note the statement in the penultimate paragraph on page C-3 regarding Canaccord Genuity's prior written consent. If true, please disclose that Canaccord Genuity has consented to the use of its opinion in this document and to your summary of the opinion as it appears in your proxy statement.

Statements of Revenues and Direct Operating Expenses

4.   Please revise note 3 to provide the quantities of proved developed and proved undeveloped reserves as required by FASB ASC 932-235-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief